Exhibit 99.3

NICE Leads Market Share for Workforce Engagement Management Globally

NICE named market share leader in DMG Consulting’s in-depth analysis of WEM suite vendors

Hoboken, N.J., May 03, 2023 – NICE (Nasdaq: NICE) is recognized in DMG Consulting LLC’s Contact Center Workforce Optimization/Workforce Engagement Management Market Share Report as the market share leader in total workforce optimization (WFO)/Workforce Engagement Management (WEM). DMG’s report analyzes the revenue, market share, and execution of 36 global WFO/WEM suite vendors for the fiscal year 2021. According to the DMG report, NICE was the market share leader for sales of WFO/WEM solutions, quality management, and total workforce management

NICE is the market leader in sales of WFO/WEM solutions with a market share of 33.4 percent. DMG Consulting noted the increase was driven in large part by strong sales of NICE’s cloud-based offerings, including NICE CXone contact center infrastructure solutions. This announcement reinforces NICE WEM’s leadership position and joins the additional recognitions NICE WEM receives from industry-leading analysts for its vision, execution, and adaptability with CXi.

NICE WEM consists of integrated solutions that are adaptable and use an analytics-based digital approach that is able to be deployed on-prem or in a cloud environment. NICE WEM optimizes efficiencies by identifying performance improvement opportunities, enhances scheduling by factoring in employee preference with business needs, utilizes AI forecasting to ensure accurate staffing needs are met, improves agent productivity, provides personalized engagement with gamification options, and delivers employee personalized training and coaching with Enlighten AI.

Barry Cooper, President, CX Division, NICE, said, “We are thrilled to be recognized by DMG Consulting as the WFO/WEM market share leader and will continue to focus on innovating solutions to improve our Workforce Engagement suite for organizations and agents to not only succeed but exceed expectations.”

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Cooper are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.